UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In May 2009, Sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated May 5, 2009: Sanofi-aventis converts its Vitry-sur-Seine Industrial Facility to Biotechnologies

Exhibit 99.2	Press release dated May 6, 2009: Sanofi-aventis has successfully completed the placement of a 4-year and a 7-year Euro notes issue for an aggregate principal amount of EUR 3 billion

Exhibit 99.3	Press release dated May 6, 2009: Sanofi Pasteur committed to increasing its seasonal and pandemic influenza preparedness; New facility will increase production capacity in the U.S.

Exhibit 99.4	Press release dated May 12, 2009: Sanofi-aventis builds a New Vaccine Manufacturing Facility in France with an investment of 350 million euros

Exhibit 99.5	Press release dated May 14, 2009: Sanofi-aventis and Kyowa Hakko Kirin enter into a Collaboration and Licensing Agreement on an Anti LIGHT fully human monoclonal antibody

Exhibit 99.6	Press release dated May 18, 2009: Sanofi-aventis and DNDi enter into a Collaboration Agreement on a New Drug for Sleeping Sickness, Fexinidazole

Exhibit 99.7	Press release dated May 25, 2009: Sanofi Pasteur Receives Order from U.S. Government to Produce New Influenza A(H1N1) Vaccine

Exhibit 99.8	Press release dated May 28, 2009: Sanofi-aventis and Biotechnology company Exelixis enter into an Exclusive Global Alliance for Novel Targeted Oncology Therapies

Exhibit 99.9	Press release dated May 29, 2009: Update on Clopidogrel centralized applications in the European Union

Exhibit 99.10	Press release dated May 31, 2009: Investigational Cancer Drug BSI-201 Showed Clinical Benefit in 62% of Patients with Triple-Negative Metastatic Breast Cancer and Significantly Prolonged Survival

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2009	SANOFI-AVENTIS

	By	/s/ Patricia Kodyra
		Name:	Patricia Kodyra
		Title:	Associate Vice President, Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated May 5, 2009: Sanofi-aventis converts its Vitry-sur-Seine Industrial Facility to Biotechnologies

Exhibit 99.2	Press release dated May 6, 2009: Sanofi-aventis has successfully completed the placement of a 4-year and a 7-year Euro notes issue for an aggregate principal amount of EUR 3 billion

Exhibit 99.3	Press release dated May 6, 2009: Sanofi Pasteur committed to increasing its seasonal and pandemic influenza preparedness; New facility will increase production capacity in the U.S.

Exhibit 99.4	Press release dated May 12, 2009: Sanofi-aventis builds a New Vaccine Manufacturing Facility in France with an investment of 350 million euros

Exhibit 99.5	Press release dated May 14, 2009: Sanofi-aventis and Kyowa Hakko Kirin enter into a Collaboration and Licensing Agreement on an Anti LIGHT fully human monoclonal antibody

Exhibit 99.6	Press release dated May 18, 2009: Sanofi-aventis and DNDi enter into a Collaboration Agreement on a New Drug for Sleeping Sickness, Fexinidazole

Exhibit 99.7	Press release dated May 25, 2009: Sanofi Pasteur Receives Order from U.S. Government to Produce New Influenza A(H1N1) Vaccine

Exhibit 99.8	Press release dated May 28, 2009: Sanofi-aventis and Biotechnology company Exelixis enter into an Exclusive Global Alliance for Novel Targeted Oncology Therapies

Exhibit 99.9	Press release dated May 29, 2009: Update on Clopidogrel centralized applications in the European Union

Exhibit 99.10	Press release dated May 31, 2009: Investigational Cancer Drug BSI-201 Showed Clinical Benefit in 62% of Patients with Triple-Negative Metastatic Breast Cancer and Significantly Prolonged Survival

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